                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          PACIFIC ENERGY PARTNERS, L.P.

                                (Name of Issuer)


                                  COMMON UNITS

                         (Title of Class of Securities)


                                   69422R 10 5
                                 (CUSIP Number)


                                IRVIN TOOLE, JR.
                             PACIFIC ENERGY GP, INC.
                               5900 CHERRY AVENUE
                        LONG BEACH, CALIFORNIA 90805-4408
                                 (562) 728-2800


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)




                                  JULY 26, 2002

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                         (Continued on following pages)

CUSIP No. 69422R 10 5                                             Page 2 of 15

----------------------------------------------------------------------------------------------------------------
      1  Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         PACIFIC ENERGY GP, INC.
----------------------------------------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a) X
                                                              (b)
----------------------------------------------------------------------------------------------------------------
      3  SEC use only
----------------------------------------------------------------------------------------------------------------
      4  Source of Funds                                                                                      OO
----------------------------------------------------------------------------------------------------------------
      5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------
      6  Citizenship or Place of Organization                                                           Delaware
----------------------------------------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                 0
  Number of Shares Beneficially     ----------------------------------------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power*                         1,865,000 Common Units
           Person With              ----------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                            0
                                    ----------------------------------------------------------------------------
                                    10       Shared Dispositive Power*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     11  Aggregate Amount Beneficially Owned by each Reporting Person*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)                                                17.8%
----------------------------------------------------------------------------------------------------------------
     14  Type of Reporting Person                                                                         HC; CO
----------------------------------------------------------------------------------------------------------------

         * Pacific Energy GP, Inc. also holds 10,465,000 subordinated units representing limited partner interests in Pacific Energy Partners, L.P., which may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the Securities and Exchange Commission (the "SEC"), which is incorporated herein by reference.

CUSIP No. 69422R 10 5                                             Page 3 of 15
----------------------------------------------------------------------------------------------------------------
      1  Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         PPS HOLDING COMPANY
----------------------------------------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a) X
                                                              (b)
----------------------------------------------------------------------------------------------------------------
      3  SEC use only
----------------------------------------------------------------------------------------------------------------
      4  Source of Funds                                                                                      OO
----------------------------------------------------------------------------------------------------------------
      5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------
      6  Citizenship or Place of Organization                                                           Delaware
----------------------------------------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                 0
  Number of Shares Beneficially     ----------------------------------------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power*                         1,865,000 Common Units
           Person With              ----------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                            0
                                    ----------------------------------------------------------------------------
                                    10       Shared Dispositive Power*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     11  Aggregate Amount Beneficially Owned by each Reporting Person*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)                                                17.8%
----------------------------------------------------------------------------------------------------------------
     14  Type of Reporting Person                                                                             CO
----------------------------------------------------------------------------------------------------------------

* PPS Holding Company may also be deemed to be the beneficial owner of 10,465,000 subordinated units representing limited partner interests in Pacific Energy Partners, L.P., which may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, which is incorporated herein by reference.

CUSIP No. 69422R 10 5                                             Page 4 of 15
----------------------------------------------------------------------------------------------------------------
      1  Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         THE ANSCHUTZ CORPORATION
----------------------------------------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a) X
                                                              (b)
----------------------------------------------------------------------------------------------------------------
      3  SEC use only
----------------------------------------------------------------------------------------------------------------
      4  Source of Funds                                                                                      OO
----------------------------------------------------------------------------------------------------------------
      5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------
      6  Citizenship or Place of Organization                                                             Kansas
----------------------------------------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                 0
  Number of Shares Beneficially     ----------------------------------------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power*                         1,865,000 Common Units
           Person With              ----------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                            0
                                    ----------------------------------------------------------------------------
                                    10       Shared Dispositive Power*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     11  Aggregate Amount Beneficially Owned by each Reporting Person*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)                                                17.8%
----------------------------------------------------------------------------------------------------------------
     14  Type of Reporting Person                                                                             CO
----------------------------------------------------------------------------------------------------------------

* The Anschutz Corporation may also be deemed to be the beneficial owner of 10,465,000 subordinated units representing limited partner interests in Pacific Energy Partners, L.P., which may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, which is incorporated herein by reference.

CUSIP No. 69422R 10 5                                             Page 5 of 15
----------------------------------------------------------------------------------------------------------------
      1  Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         ANSCHUTZ COMPANY
----------------------------------------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a) X
                                                              (b)
----------------------------------------------------------------------------------------------------------------
      3  SEC use only
----------------------------------------------------------------------------------------------------------------
      4  Source of Funds                                                                                      OO
----------------------------------------------------------------------------------------------------------------
      5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------
      6  Citizenship or Place of Organization                                                           Delaware
----------------------------------------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                 0
  Number of Shares Beneficially     ----------------------------------------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power*                         1,865,000 Common Units
           Person With              ----------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                            0
                                    ----------------------------------------------------------------------------
                                    10       Shared Dispositive Power*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     11  Aggregate Amount Beneficially Owned by each Reporting Person*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)                                                17.8%
----------------------------------------------------------------------------------------------------------------
     14  Type of Reporting Person                                                                             CO
----------------------------------------------------------------------------------------------------------------

* Anschutz Company may also be deemed to be the beneficial owner of 10,465,000 subordinated units representing limited partner interests in Pacific Energy Partners, L.P., which may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, which is incorporated herein by reference.

CUSIP No. 69422R 10 5                                             Page 6 of 15
----------------------------------------------------------------------------------------------------------------
      1  Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)
         PHILIP F. ANSCHUTZ
----------------------------------------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a) X
                                                              (b)
----------------------------------------------------------------------------------------------------------------
      3  SEC use only
----------------------------------------------------------------------------------------------------------------
      4  Source of Funds                                                                                      OO
----------------------------------------------------------------------------------------------------------------
      5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------
      6  Citizenship or Place of Organization                                           United States of America
----------------------------------------------------------------------------------------------------------------
                                    7        Sole Voting Power                                                 0
  Number of Shares Beneficially     ----------------------------------------------------------------------------
     Owned by Each Reporting        8        Shared Voting Power*                         1,865,000 Common Units
           Person With              ----------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                            0
                                    ----------------------------------------------------------------------------
                                    10       Shared Dispositive Power*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     11  Aggregate Amount Beneficially Owned by each Reporting Person*                    1,865,000 Common Units
----------------------------------------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
----------------------------------------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)                                                 17.8%
----------------------------------------------------------------------------------------------------------------
     14  Type of Reporting Person                                                                             IN
----------------------------------------------------------------------------------------------------------------

* Philip F. Anschutz may also be deemed to be the beneficial owner of 10,465,000 subordinated units representing limited partner interests in Pacific Energy Partners, L.P., which may be converted into an equal number of common units upon satisfaction of the conditions described in the registration statement on Form S-1, as amended (File No. 333-84812), filed by Pacific Energy Partners, L.P. with the SEC, which is incorporated herein by reference.

CUSIP No. 69422R 10 5                                             Page 7 of 15


ITEM 1.  SECURITY AND ISSUER.

         The statement on Schedule 13D is being filed by Pacific Energy GP, Inc., PPS Holding Company, The Anschutz Corporation, Anschutz Company and Philip
F. Anschutz (collectively, the "Reporting Persons"), who comprise a group under
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This statement relates to the common units representing limited partner interests (the "Common Units") of Pacific Energy Partners, L.P., a Delaware limited partnership (the "Issuer"), which has its principal executive office at 5900 Cherry Avenue, Long Beach, California 90805-4408.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name of the person(s) filing this statement and the state or place of organization or citizenship:

                  (1)      Pacific Energy GP, Inc., a Delaware corporation;

                  (2)      PPS Holding Company, a Delaware corporation;

                  (3)      The Anschutz Corporation, a Kansas corporation;

                  (4)      Anschutz Company, a Delaware corporation; and

                  (5)      Philip F. Anschutz, a United States citizen.

         (b)      The principal office, business or residence address of:

                  (1) Pacific Energy GP, Inc. is 5900 Cherry Avenue, Long Beach, California 90805-4408; and

                  (2) PPS Holding Company, The Anschutz Corporation, Anschutz Company and Philip F. Anschutz is 555 17th Street, Suite 2400, Denver, Colorado 80110.

         (c) Present principal occupation or employment or principal business:

                  (1) Pacific Energy GP, Inc. is the general partner of the Issuer and an indirect, wholly owned subsidiary of Anschutz Company.

                  (2) Anschutz Company is a United States holding company that holds The Anschutz Corporation as part of its portfolio of companies. The Anschutz Corporation, also a United States holding company, is a wholly owned subsidiary of Anschutz Company. Both companies, through their subsidiaries and affiliates, including PPS Holding Company, are principally engaged in telecommunications and media, natural resources, transportation, real estate, farming and ranching, sports and entertainment.

                  (3) Philip F. Anschutz is a private investor and is the Chairman of the Board of Directors of Anschutz Company and The Anschutz Corporation.

         (d) None of the Reporting Persons identified in this Item 2 or any director or executive officer of any Reporting Person, as applicable, (collectively, the "Control Persons") has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons identified in this Item 2 or any Control Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each Control Person identified in Schedule I hereto is a United States citizen.

CUSIP No. 69422R 10 5                                             Page 8 of 15

         Attached as Schedule I is a list of Control Persons and contains the following information with respect to each such person:

                  (i)      name;
                  (ii)     business address; and
                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 26, 2002, Pacific Energy GP, Inc. acquired beneficial ownership of 1,865,000 Common Units and 10,465,000 subordinated units representing limited partner interests in the Issuer (the "Subordinated Units") in exchange for the contribution of equity interests in affiliated entities of the Issuer in connection with the Issuer's initial public offering. Philip F. Anschutz owns 100% of Anschutz Company which owns 100% of The Anschutz Corporation. The Anschutz Corporation in turn owns 100% of PPS Holding Company, which owns 100% of Pacific Energy GP, Inc. Philip F. Anschutz, therefore, may be deemed to beneficially own the Common Units and the Subordinated Units acquired by Pacific Energy GP, Inc.

         On July 23, 2002, certain Control Persons, as set forth in Schedule I, acquired beneficial ownership of an aggregate of 26,200 Common Units pursuant to the Issuer's directed unit program at the initial public offering price or on the open market.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Pacific Energy GP, Inc. acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person's business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

         To the best of the Reporting Persons' knowledge and belief, the Reporting Persons state the following regarding the plans or proposals of the Control Persons: The Control Persons do not have a present intention to sell the Common Units owned by them or to purchase additional Common Units other than occasional purchases and sales of insignificant amounts. However, the Control Persons may decide to sell all or a portion of the Common Units owned by them, or to purchase additional Common Units in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by the Control Persons of all relevant factors, including other business and investment opportunities available to the Control Persons, including opportunities to diversify their holdings, economic conditions generally, stock market conditions, the availability and nature of opportunities to dispose of or acquire Common Units, and other plans and requirements of the Control Persons. Certain of the Reporting Persons and Control Persons have entered into agreements with Salomon Smith Barney, the lead underwriter for the Issuer's initial public offering, and pursuant to such agreements have agreed not to sell Common Units for a period of 180 days from July 22, 2002. Depending on their assessment of these factors, and other factors that may arise in the future, the Control Persons may change their present intentions as stated above.

         None of the Control Persons currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Control Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Control Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (1) Pacific Energy GP, Inc. is the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act (the "Rule 13d-3")

CUSIP No. 69422R 10 5                                             Page 9 of 15

         and there being 10,465,000 Common Units outstanding as at July 26, 2002, represents 17.8% of the outstanding Common Units. Pacific Energy GP, Inc. also holds 10,465,000 Subordinated Units, which may be converted into an equal number of the Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-84812), incorporated herein by reference (the "Registration Statement");

                  (2) PPS Holding Company, as the sole shareholder of Pacific Energy GP, Inc., may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,465,000 Common Units outstanding as at July 26, 2002, represents 17.8% of the outstanding Common Units. PPS Holding Company may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

                  (3) The Anschutz Corporation, as the sole shareholder of PPS Holding Company, may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,465,000 Common Units outstanding as at July 26, 2002, represents 17.8% of the outstanding Common Units. The Anschutz Corporation may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

                  (4) Anschutz Company, as the sole shareholder of The Anschutz Corporation, may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,465,000 Common Units outstanding as at July 26, 2002, represents 17.8% of the outstanding Common Units. Anschutz Company may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above;

                  (5) Philip F. Anschutz, as the sole shareholder of Anschutz Company, which, as described above, is the ultimate parent of Pacific Energy GP, Inc., may, pursuant to Rule 13d-3, be deemed to be the record and beneficial owner of 1,865,000 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 10,465,000 Common Units outstanding as at July 26, 2002, represents 17.8% of the outstanding Common Units. Philip F. Anschutz may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units described in (1) above; and

                  (6) See Schedule I for the aggregate number and percentage of the Common Units beneficially owned by the Control Persons.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule I for the information applicable to the Control Persons.

         (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons or the Control Persons except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

         (d) The Reporting Persons and the Control Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this statement on
Schedule 13D.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Common Units acquired by Pacific Energy GP, Inc. were acquired in a private placement and are restricted securities. Certain rights and obligations of the holders of Common Units are set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, a copy of the form of which is included as Appendix A to the Registration Statement which is incorporated herein by reference.

CUSIP No. 69422R 10 5                                             Page 10 of 15


         The information set forth under Items 3, 4 and 5 above and the exhibits attached hereto are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Registration Statement on Form S-1 for Pacific Energy Partners, L.P., as amended (SEC File No. 333-84812), incorporated herein by reference.

Exhibit 99.1: Joint Filing Agreement among the Reporting Persons regarding filing of the Schedule 13D, dated August 19, 2002.

CUSIP No. 69422R 10 5                                             Page 11 of 15


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 19, 2002

                                       PACIFIC ENERGY GP, INC.

                                       By:  /S/ IRVIN TOOLE, JR.
                                         --------------------------------------
                                          Irvin Toole, Jr.
                                          President and Chief Executive Officer


                                       PPS HOLDING COMPANY

                                       By:  /S/ DOUGLAS L. POLSON
                                         --------------------------------------
                                          Douglas L. Polson
                                          President


                                       THE ANSCHUTZ CORPORATION

                                       By:  /S/ DOUGLAS L. POLSON
                                          -------------------------------------
                                          Douglas L. Polson
                                          Vice President


                                       ANSCHUTZ COMPANY

                                       By:  /S/ DOUGLAS L. POLSON
                                         --------------------------------------
                                          Douglas L. Polson
                                          Vice President


                                       PHILIP F. ANSCHUTZ

                                       By:  /S/ PHILIP F. ANSCHUTZ
                                         --------------------------------------

CUSIP No. 69422R 10 5                                            Page 12 of 15


                                   SCHEDULE I

                                 CONTROL PERSONS

(1) PACIFIC ENERGY GP, INC. The business address of the directors and executive officers of Pacific Energy GP, Inc. is 5900 Cherry Avenue, Long Beach, California 90805-4408.


                        POSITION AND PRESENT               AMOUNTS
                     PRINCIPAL OCCUPATION OR             BENEFICIALLY       PERCENT OF
NAME                       EMPLOYMENT                       OWNED             CLASS
--------------------------------------------------------------------------------------------
Douglas L. Polson     Chairman of the Board of               1,000            0.00955%
                      Directors; Vice President of
                      Anschutz Company and The
                      Anschutz Corporation; President
                      of PPS Holding Company
Philip F. Anschutz    Director; Chairman of the Board      1,865,000*         17.8213%*
                      of Directors of Anschutz
                      Company and The Anschutz
                      Corporation
Craig D. Slater       Director; President of Anschutz       10,000            0.09555%
                      Investment Company; Executive
                      Vice President of Anschutz
                      Company and The Anschutz
                      Corporation; Vice President of
                      PPS Holding Company
Clifford P. Hickey    Director; Managing Director of         2,000            0.01911%
                      Anschutz Investment Company
David L. Lemmon       Director; President and Chief            100            0.00095%
                      Executive Officer of Colonial
                      Pipeline Company

Jim E. Shamas         Director                               1,000            0.00956%
Robert F. Starzel     Director; Senior Representative           **                 --
                      of the Chairman of the Union
                      Pacific Corporation
Irvin Toole, Jr.      President, Chief Executive             5,100            0.04873%
                      Officer and Director

                                                    NUMBER OF UNITS AS TO WHICH THE PERSON HAS:
                      ----------------------------------------------------------------------------------------------------------
                                                                                     SOLE POWER TO             SHARED POWER TO
                                                       SHARED POWER TO               DISPOSE OR TO             DISPOSE OR TO
                       SOLE POWER TO VOTE OR          VOTE OR TO DIRECT               DIRECT THE                  DIRECT
NAME                        TO DIRECT VOTE                  VOTE                     DISPOSITION OF            DISPOSITION OF
--------------------------------------------------------------------------------------------------------------------------------
Douglas L. Polson              1,000                         --                         1,000                        --
Philip F. Anschutz               --                      1,865,000*                       --                     1,865,000*
Craig D. Slater               10,000                         --                        10,000                        --
Clifford P. Hickey             2,000                         --                         2,000                        --
David L. Lemmon                  100                         --                           100                        --
Jim E. Shamas                  1,000                         --                         1,000                        --
Robert F. Starzel                --                          --                           --                         --
Irvin Toole, Jr.               5,100                         --                         5,100                        --

CUSIP No. 69422R 10 5                                            Page 13 of 15



                       POSITION AND PRESENT                AMOUNTS
                     PRINCIPAL OCCUPATION OR             BENEFICIALLY       PERCENT OF
NAME                       EMPLOYMENT                       OWNED             CLASS
---------------------------------------------------------------------------------------------
David E. Wright          Executive Vice President,                1,500        0.01433%
                         Corporate Development and
                         Marketing
John D. Cook             Controller                                 500        0.00477%
Lynn T. Wood             Vice President, General Counsel          1,000        0.00955%
                         and Secretary; Vice President
                         and Secretary of PPS Holding
                         Company

                                                NUMBER OF UNITS AS TO WHICH THE PERSON HAS:
                    ---------------------------------------------------------------------------------------------------
                                                                             SOLE POWER TO            SHARED POWER TO
                                                  SHARED POWER TO            DISPOSE OR TO            DISPOSE OR TO
                     SOLE POWER TO VOTE OR      VOTE OR TO DIRECT             DIRECT THE                 DIRECT
NAME                      TO DIRECT VOTE              VOTE                   DISPOSITION OF           DISPOSITION OF
-----------------------------------------------------------------------------------------------------------------------
David E. Wright               1,500                     --                       1,500                      --
John D. Cook                    500                     --                         500                      --
Lynn T. Wood                  1,000                     --                       1,000                      --



(2) PPS HOLDING COMPANY. The business address of the directors and executive officers of PPS Holding Company is 555 17th Street, Suite 2400, Denver, Colorado 80110.


                        POSITION AND PRESENT               AMOUNTS
                     PRINCIPAL OCCUPATION OR             BENEFICIALLY       PERCENT OF
NAME                       EMPLOYMENT                       OWNED             CLASS
---------------------------------------------------------------------------------------------
Douglas L. Polson     Director and President;                 1,000         0.00955%
                      Chairman of the Board of
                      Directors of Pacific Energy GP,
                      Inc.; Vice President of
                      Anschutz Company and The
                      Anschutz Corporation
Jim E. Shamas         Director                                1,000         0.00955%
Craig D. Slater       Vice President; President of           10,000         0.09555%
                      Anschutz Investment Company;
                      Executive Vice President of
                      Anschutz Company and The
                      Anschutz Corporation
Lynn T. Wood          Vice President and Secretary;            1,000        0.00955%
                      Vice President, General Counsel
                      and Secretary of Pacific Energy
                      GP, Inc.

                                                  NUMBER OF UNITS AS TO WHICH THE PERSON HAS:
                      ---------------------------------------------------------------------------------------------------
                                                                               SOLE POWER TO             SHARED POWER TO
                                                   SHARED POWER TO             DISPOSE OR TO             DISPOSE OR TO
                       SOLE POWER TO VOTE OR     VOTE OR TO DIRECT              DIRECT THE                  DIRECT
NAME                        TO DIRECT VOTE             VOTE                    DISPOSITION OF            DISPOSITION OF
-------------------------------------------------------------------------------------------------------------------------
Douglas L. Polson                1,000                  --                         1,000                       --
Jim E. Shamas                    1,000                  --                         1,000                       --
Craig D. Slater                 10,000                  --                        10,000                       --
Lynn T. Wood                     1,000                  --                         1,000                       --

CUSIP No. 69422R 10 5                                            Page 14 of 15


(3) THE ANSCHUTZ CORPORATION. The business address of the directors and executive officers of The Anschutz Corporation is 555 17th Street, Suite 2400, Denver, Colorado 80110.



                        POSITION AND PRESENT               AMOUNTS
                     PRINCIPAL OCCUPATION OR             BENEFICIALLY       PERCENT OF
NAME                       EMPLOYMENT                       OWNED             CLASS
---------------------------------------------------------------------------------------------
Philip F. Anschutz    Chairman of the Board of            1,865,000*            17.8213%*
                      Directors; Chairman of the
                      Board of Directors of Anschutz
                      Company
Cannon Y. Harvey      Director, President and Chief           **                     --
                      Operating Officer; President
                      and Chief Operating Officer of
                      Anschutz Company
Craig D. Slater       Director and Executive Vice          10,000               0.09555%
                      President; President of
                      Anschutz Investment Company;
                      Executive Vice President of
                      Anschutz Company; Vice
                      President of PPS Holding
                      Company
Douglas L. Polson     Director and Vice President;          1,000               0.00955%
                      Chairman of the Board of
                      Directors of Pacific Energy GP,
                      Inc.; Vice President of
                      Anschutz Company; President of
                      PPS Holding Company
Wayne A. Barnes       Vice President and Chief              4,000               0.03822%
                      Financial Officer; Vice
                      President and Chief Financial
                      Officer of Anschutz Company


                                             NUMBER OF UNITS AS TO WHICH THE PERSON HAS:
                     ---------------------------------------------------------------------------------------------
                                                                            SOLE POWER TO        SHARED POWER TO
                                                   SHARED POWER TO          DISPOSE OR TO         DISPOSE OR TO
                      SOLE POWER TO VOTE OR      VOTE OR TO DIRECT           DIRECT THE              DIRECT
NAME                       TO DIRECT VOTE              VOTE                 DISPOSITION OF        DISPOSITION OF
------------------------------------------------------------------------------------------------------------------
Philip F. Anschutz              --                  1,865,000*                   --                 1,865,000*
Cannon Y. Harvey                --                     --                        --                    --
Craig D. Slater               10,000                   --                     10,000                   --
Douglas L. Polson              1,000                   --                      1,000                   --
Wayne A. Barnes                4,000                   --                      4,000                   --

CUSIP No. 69422R 10 5                                            Page 15 of 15




(4) ANSCHUTZ COMPANY. The business address of the directors and executive officers of Anschutz Company is 555 17th Street, Suite 2400, Denver, Colorado 80110.

                        POSITION AND PRESENT               AMOUNTS
                     PRINCIPAL OCCUPATION OR             BENEFICIALLY       PERCENT OF
NAME                       EMPLOYMENT                       OWNED             CLASS
---------------------------------------------------------------------------------------------
Philip F. Anschutz    Chairman of the Board of             1,865,000*          17.8213%*
                      Directors; Chairman of the
                      Board of Directors of The
                      Anschutz Corporation
Cannon Y. Harvey      Director, President and Chief            **                   --
                      Operating Officer; President
                      and Chief Operating Officer of
                      The Anschutz Corporation
Craig D. Slater       Director and Executive Vice           10,000             0.09555%
                      President; President of
                      Anschutz Investment Company;
                      Executive Vice President of The
                      Anschutz Corporation; Vice
                      President of PPS Holding Company
Douglas L. Polson     Director and Vice President;           1,000             0.00955%
                      Chairman of the Board of
                      Directors of Pacific Energy GP,
                      Inc.; Vice President of The
                      Anschutz Corporation; President
                      of PPS Holding Company
Wayne A. Barnes       Vice President and Chief               4,000             0.03822%
                      Financial Officer; Vice
                      President and Chief Financial
                      Officer of The Anschutz
                      Corporation


                                               NUMBER OF UNITS AS TO WHICH THE PERSON HAS:
                      -------------------------------------------------------------------------------------------
                                                                            SOLE POWER TO         SHARED POWER TO
                                                   SHARED POWER TO          DISPOSE OR TO         DISPOSE OR TO
                       SOLE POWER TO VOTE OR     VOTE OR TO DIRECT           DIRECT THE              DIRECT
NAME                        TO DIRECT VOTE             VOTE                 DISPOSITION OF        DISPOSITION OF
-----------------------------------------------------------------------------------------------------------------
Philip F. Anschutz             --                   1,865,000*                     --               1,865,000*
Cannon Y. Harvey               --                      --                          --                  --
Craig D. Slater              10,000                    --                       10,000                 --
Douglas L. Polson             1,000                    --                        1,000                 --
Wayne A. Barnes               4,000                    --                        4,000                 --

* Philip F. Anschutz is a Reporting Person and may be deemed to beneficially own 1,865,000 Common Units acquired by Pacific Energy Partners, GP, Inc. He may also be deemed to be the beneficial owner of 10,465,000 Subordinated Units also acquired by Pacific Energy GP, Inc.

** In each instance a "**" indicates that the individual does not beneficially own Common Units.

CUSIP No. 69422R 10 5



                                  EXHIBIT INDEX

Exhibit 10.1: Registration Statement on Form S-1 for Pacific Energy Partners, L.P., as amended (SEC File No. 333-84812), incorporated herein by reference.

Exhibit 99.1:* Joint Filing Agreement among the Reporting Persons regarding filing of the Schedule 13D, dated August 19, 2002.





------------------
 * Filed herewith